EXHIBIT 99.1
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                                  ANNOUNCEMENT




                              WPP GROUP PLC ("WPP")
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On 17 January 2003 WPP received the following notification pursuant to section
198-202 of the Companies Act 1985 from Franklin Resources, Inc. The registered interests are those of Franklin Resources, Inc and its affiliates, which includes Franklin Mutual Advisers and LLC Templeton Worldwide Inc and its affiliates.

Franklin Resources, Inc has a beneficial interest of 35,021,206 WPP Ordinary Shares. This holding represents 3.025% of WPP's issued Ordinary Share Capital.









17 January 2003